Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Chevron Corp (CVX)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Chevron Corp (CVX)
Vote Yes: Item #6 – Report on Impacts of Net Zero 2050 Scenario

Annual Meeting: May 25, 2022

CONTACT: Danielle Fugere | dfugere@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request Chevron’s Board of Directors Provide an audited report addressing how application of the assumptions of the IEA’s Net Zero by 2050 pathway would affect the assumptions and estimates underlying its financial statements, including its long-term commodity and carbon prices, remaining asset lives, existing and future asset retirement obligations, capital expenditures, and asset valuations (impairments). The report should be produced at reasonable cost and omitting proprietary information.

SUPPORTING STATEMENT: Proponents recommend the report be supported with reasonable assurance from an independent auditor.

SUMMARY

Meeting the Paris Agreement’s ambition of limiting global temperature rise to 1.5oC by 2050 is a global imperative for avoiding systemic risk to the global economy, environment, and populations. In the face of growing climate disruption, governments, companies, investors, and key financial entities, including global banks and regulators, are making enterprise commitments to achieve net zero emissions by 2050, and developing the transition plans necessary to meet such goals. Due to the speed and depth of this transition, investors are seeking audited financial disclosure from Chevron regarding the impact of a Net Zero pathway on its financial statements.

Currently, Chevron continues to develop new fossil fuel resources1 while acknowledging climate related risks that could impact reported financial metrics including impairments, asset life, and capital expenditures, among others. Despite the materiality of this issue, Chevron’s audited annual disclosures do not provide investors with sufficient insight into the assumptions it uses to assess productive assets for climate related impairment and stranded asset risk. An assessment of the IEA Net Zero by 2050 Pathway scenario (“IEA NZE”) and provision of the quantitative information requested by the Proposal, will help investors understand the potential climate-related risk to the company of a global transition to Net Zero emissions under the Paris climate goals.

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1 https://www.chevron.com/-/media/chevron/annual-report/2021/documents/2021-Annual-Report.pdf, p. vii.

2022 Proxy Memo Chevron | Shareholder Proposal to Report on Impacts of Net Zero 2050 Scenario

Given the growing global commitments to achieve net zero greenhouse gas (GHG) emissions by 2050, it is reasonable to ask that Chevron apply the assumptions of the International Energy Agency’s Net Zero by 2050 Scenario and report to shareholders how that scenario is likely to impact the company’s financial statements and assumptions. In October 2021, Chevron released a Climate Change Resilience report in which it states that it applied a scenario analysis of the IEA NZE2050, however Chevron does not disclose the quantitative information requested in this Proposal. The proposal seeks information on the delta between the inputs used in Chevron’s financial statements and what the resulting dollar impact would be on Chevron’s financial standing using the IEA NZE pathway inputs.

The investor community is continuing to take this issue seriously, as the assumptions companies make about climate change are likely to have a significant material impact on company investment strategies, cash flows, asset valuation, and depreciation among others. In order to align with accounting and auditing best practices, and to give needed transparency to investors, Chevron is asked to provide more clarity on the impact of the IEA NZE on its financial assumptions.

RATIONALE FOR A YES VOTE

1.	Chevron faces growing business model risk

2.	The need for rigorous, audited disclosure of climate change impacts on financial statements is increasingly being demanded by the global investment community.

3.	The information requested is important to investor decision-making.

4.	Chevron’s current assessment of the IEA Net Zero Pathway does not address investor concerns.

5.	Chevron lags peers on accounting disclosures.

DISCUSSION

1.	Chevron faces growing business model risk

Chevron’s business strategy is built on continuing growth in demand for hydrocarbons for the next several decades. By contrast, the IEA NZE, reflecting global adoption of net zero commitments, anticipates a steep year on year reduction in oil and gas demand (and therefore prices).2

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2 International Energy Agency (IEA), World Energy Outlook, https://iea.blob.core.windows.net/assets/4ed140c1-c3f3-4fd9-acae-789a4e14a23c/WorldEnergyOutlook2021.pdf, October 2021, p. 101

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2022 Proxy Memo Chevron | Shareholder Proposal to Report on Impacts of Net Zero 2050 Scenario

The requested information concerning how the IEA NZE would alter the assumptions and estimates that Chevron uses to prepare its financial statements is therefore crucial to enabling shareholders to factor climate-related information into their decision-making processes.

2.	The need for rigorous, audited disclosure of climate change impacts on financial statements is increasingly being demanded by the global investment community.

To address the widespread lack of corporate disclosure of comprehensive audited climate risk metrics in audited financial statements, Climate Action 100+ (CA100+), a group of 615 investors with $68 trillion in assets under management, in March 2022, released a provisional Climate Accounting Alignment Assessment standard to complement the CA100+ Disclosure Framework.3  It assesses whether corporate accounting practices and related disclosures, and the corresponding auditor’s report, reflects the effects of climate risk, the global move towards a 2050 (or sooner) net zero emissions pathway, and the Paris goal to limit global warming to no more than 1.5°C.4

The recently proposed SEC climate change risk disclosure rule,5 if adopted, could require increased climate related information in audited financial statements, reflecting the importance of companies' disclosure of the potential financial impact of climate change on their businesses and strategies.

In late 2020, the Principles for Responsible Investment (PRI), the UN Environment Programme Finance Initiative (UNEP FI), the UN-convened Net-Zero Asset Owner Alliance initiative, the Institutional Investors Group on Climate Change (IIGCC), and other investor groups representing more than $100 trillion in global assets under management, called on companies and their auditors to follow relevant requirements to consider climate change risks in their audited financial statements and audit reports, respectively, and to use assumptions and estimates compatible with the goals of the Paris Agreement.6 This was emphasized in engagements by leading global investors with carbon intensive companies through IIGCC engagements which asked leading European companies to explain how critical accounting judgments are consistent with net zero carbon emissions in 2050.7

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3 Climate Action 100+ Net Zero Company Benchmark Summary of company assessments, Climate Accounting and Audit, https://www.climateaction100.org/wp-content/uploads/2022/04/March-2022_Benchmark-assessments_public-summary_Final.pdf, p. 53, March 2022.

4 Climate Action 100+ Net-Zero Company Benchmark, Structure And Methodologies, https://www.climateaction100.org/net-zero-company-benchmark/methodology/, March 2022.

5 U.S. Securities and Exchange Commission 17 CFR 210, 229, 232, 239, and 249 [Release Nos. 33-11042; 34-94478; File No. S7-10-22] RIN 3235-AM87 “The Enhancement and Standardization of Climate-Related Disclosures for Investors,” https://www.sec.gov/rules/proposed/2022/33-11042.pdf, March 2022.

6 Principles For Responsible Investment (PRI), “Investor groups call on companies to reflect climate-related risks in financial reporting,” https://www.unpri.org/accounting-for-climate-change/investor-groups-call-on-companies-to-reflect-climate-related-risks-in-financial-reporting/6432.article, September 15, 2020.

7 Institutional Investors Group on Climate (IIGCC), “Leading investors call on Europe’s largest companies to address missing climate change costs in financial accounts,” https://www.iigcc.org/news/leading-investors-call-on-europes-largest-companies-to-address-missing-climate-change-costs-in-financial-accounts/; https://www.iigcc.org/download/iigcc-letter-to-european-companies-on-paris-aligned-accounts/?wpdmdl=4006&masterkey=5fabc9c5af24f, November 16, 2020.

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2022 Proxy Memo Chevron | Shareholder Proposal to Report on Impacts of Net Zero 2050 Scenario

Additionally, accounting and auditing standard-setters and security market regulators have begun to clarify requirements related to material climate-related matters in financial statements and in audits, including The European Securities and Markets Authority (ESMA),8 and FRC.9 Other examples include The International Auditing and Assurance Standards Board (IAASB)10 and the International Accounting Standards Board (IASB),11 which have each clarified that material climate related matters should be considered in preparing and auditing financial statements. The U.S. Generally Accepted Accounting Standards (US GAAP), established by the FASB,12 require U.S. public companies to address material risk; climate risk is material risk.

In Europe, some investors have taken to declaring their vote intentions to hold boards, Audit Committee members, and Auditors to account for Paris-aligned financial statements.13

To challenge boards to address climate-related financial risk in financial statements and audits, investors are also using the proxy ballot. In 2020, investors filed resolutions similar to this Proposal at Chevron and Exxon, the proposals received support of 47.8%14 and 49.4%,15 respectively. This year, similar proposals seeking IEA NZE scenario analysis and reporting of impact to financial statements, have been filed at Exxon, Valero,16 and Marathon Oil.17 As You Sow, on behalf of shareholders, has withdrawn those proposals at Valero and Marathon Oil after agreements were reached in which each company agreed to provide a quantitative analysis of the IEA Net Zero by 2050 pathway and its impact to financials.

3.	The information requested by the Proposal is important to investor decision-making.

The Proposal requests an audited report18 from Chevron indicating how application of the assumptions of the IEA’s Net Zero by 2050 pathway to key financial indicators of the company’s current financial statement would be affected, including its long-term commodity and carbon prices, remaining asset lives, existing and future asset retirement obligations, capital expenditures, and asset valuations (impairments).

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8 The European Securities and Markets Authority (ESMA), “Public Statement, European common enforcement priorities for 2021 annual financial reports,” https://www.esma.europa.eu/sites/default/files/library/esma32-63-1186_public_statement_on_the_european_common_enforcement_priorities_2021.pdf, ESMA32-63-1186. October 2021.

9 Financial Reporting Council (FRC), “Key matters for 2021/2022 reports and accounts,” https://www.frc.org.uk/getattachment/ecd6d6b2-7f4d-4a70-bf60-32b07143ece1/FRC-CRR-Year-End-Key-Matters_October-2021.pdf, October 2021.

10 The International Auditing and Assurance Standards Board (IAASB), “The Consideration Of Climate-Related Risks In An Audit Of Financial Statement,” Staff Audit Practice Alert https://www.iaasb.org/publications/consideration-climate-related-risks-audit-financial-statement, October 1, 2020.

11 The IFRS Foundation, “Effects of climate related matters on financial statements,” https://www.ifrs.org/content/dam/ifrs/supporting-implementation/documents/effects-of-climate-related-matters-on-financial-statements.pdf, November 2020, p.1.

12 FASB Staff Educational Paper, “Intersection of Environmental, Social, and Governance Matters with Financial Accounting Standards,” https://fasb.org/RedirectPage?path=http://fasb.org/Page/PageContent?pageId=%2Fjsp%2FFASB%2FDocument_C%2FDocumentPage%26cid%3D1176176379917, March 2021, p. 3.

13 Sarasin & Partners, “Public Statement on Shell and BP Votes,” https://sarasinandpartners.com/stewardship-post/public-statement-on-shell-and-bp-votes/, April 28, 2021.

14 https://www.asyousow.org/resolutions/2020/12/08/chevron-improve-climate-related-audit-procedures

15 https://cbisonline.com/us/wp-content/uploads/sites/2/2021/06/CBIS-XOM-Press-Release-060421.pdf; https://www.asyousow.org/resolutions-tracker

16 As You Sow, “Valero Energy Corp: Net Zero Scenario analysis or disclose critical climate financial assumptions,” https://www.asyousow.org/resolutions/2021/11/16-valero-net-zero-scenario-analysis, November 25, 2021.

17 Institutional Investors Group on Climate (IIGCC), “Leading investors call on Europe’s largest companies to address missing climate change costs in financial accounts,” https://www.iigcc.org/news/leading-investors-call-on-europes-largest-companiesto-address-missing-climate-change-costs-in-financial-accounts/; https://www.iigcc.org/download/iigcc-letter-to-europeancompanies-on-paris-aligned-accounts/?wpdmdl=4006&masterkey=5fabc9c5af24f, November 16, 2020.

18 The proposal requests a “report,” which the Company could fulfill either within or outside of its SEC-submitted annual report. We note that on March 21, 2022, the SEC proposed rules on climate disclosure. If enacted, the rules may require the company to include some elements of this report in its financial statement or Reg S-K filings.

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2022 Proxy Memo Chevron | Shareholder Proposal to Report on Impacts of Net Zero 2050 Scenario

Asking Chevron to provide a sensitivity analysis of how changes to key assumptions and estimates in a low carbon scenario would impact its current accounts can help to verify company claims that financial impacts and therefore risks are minimal even in a low carbon scenario.

Many items in the company’s financial statements are based on estimates of future cash flows. Whether Chevron’s business plan is based on a high or low carbon future (and thus higher or lower demand and commodity prices, respectively), can materially impact its accounts. For instance, a material switch to renewable energy for power, regulations to limit emissions, and the phase out of internal combustion engines may result in significantly reduced demand for oil and gas, which can directly and significantly affect financial statement results.19 Such changes can affect the assumptions used to determine expected future cash flows for impairment testing, resulting in impairments and altering reported assets and liabilities. They can shorten the estimated useful lives of productive assets and accelerate the timing of asset retirement obligations. Collectively, these changes can lead to increased costs, reduced revenues and profits, and lower returns on capital. While management may believe the world will not change in line with the IEA scenario, despite growing signals of transition, investors seek to understand the specific impact of such alignment to the company’s current financial statement.

The IEA NZE differs sharply from Chevron’s business strategy, which states that “fossil fuels will remain a significant part of the energy system that increasingly incorporates lower carbon sources of supply. The company will continue to develop oil and gas resources to meet customers’ demand for energy.”20 In a previous iteration of Chevron’s Climate Change resilience report, it shared information that indicated Chevron’s assumption for demand for oil and gas will grow for the next several decades, reaching over 105 m/bpd by 2040.22

By contrast, the IEA NZE entails a significant drop in liquid fuel demand - from 99 mb/d in 2019 to an estimated 78 mb/d in 2030 and 31 mb/d in 2050.21 Notably, under the IEA NZE, the share of oil used for energy decreases from 98% in 2019 to 90% in 2030 and 65% in 2050. Under the IEA NZE, oil prices fall to $36/barrel (bbl) in 2030 and $24/bbl in 2050.22 Given growing global political and business commitments to accelerating the decarbonization of the economy,23 it is reasonable to ask that Chevron examine the IEA NZE scenario and report to shareholders how that would change Chevron’s current financial statements.

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19 Carbon Tracker and The Climate Accounting Project, “Flying blind: The glaring absence of climate risks in financial reporting,” https://carbontracker.org/reports/flying-blind-the-glaring-absence-of-climate-risks-in-financial-reporting/, September 2021.

20 https://www.chevron.com/-/media/chevron/annual-report/2021/documents/2021-Annual-Report.pdf p.33.

21 IEA, “World Energy Outlook 2021,” https://iea.blob.core.windows.net/assets/4ed140c1-c3f3-4fd9-acae-789a4e14a23c/WorldEnergyOutlook2021.pdf, Estimates of total liquid fuel demand were converted from IEA NZE supply amounts (in exajoules or EJ) using a fixed 0.52 EJ to mb/d conversion factor. For purposes of this discussion, supply is considered equivalent to demand. October 2021, p. 309.

22 IEA, “World Energy Outlook 2021,” https://iea.blob.core.windows.net/assets/4ed140c1-c3f3-4fd9-acae-789a4e14a23c/WorldEnergyOutlook2021.pdf, October 2021, p. 101.

23 https://www.gfanzero.com, On January 27, 2021, the US joined eight of the 10 highest-emitting nations that have committed to seeking net zero greenhouse gas (GHG) emissions in line with many corporate and financial leaders. See for example the Glasgow Financial Alliance for Net Zero, with over $130 trillion in assets under management “Committed to accelerating the decarbonization of the economy.”

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2022 Proxy Memo Chevron | Shareholder Proposal to Report on Impacts of Net Zero 2050 Scenario

4.	Chevron’s assessment of the IEA Net Zero Scenario does not adequately address investor concerns.

Investors have asked Chevron to provide quantitative disclosures of how using the IEA NZE inputs would impact its financial statements. Chevron contends that its Climate Change Resilience report released in October 2021 addresses the Proposal. However, the generalized information provided by Chevron does not provide the specific financial metrics requested in the proposal under the IEA NZE scenario. This is confirmed by an independent analysis of the Carbon Tracker Initiative which found that the Company has not quantified the impact to the company’s current financial statement of applying the IEA NZE scenario assumptions.24

To meet the expectations of the Proposal, Chevron would need to apply the IEA NZE estimates and assumptions to its existing balance sheet (relevant assets and liabilities). Chevron has not done so. Instead, the Company provides a general, anecdotal discussion of how its business segments would be impacted by the scenario,25 without disclosing any information on the total impairments, assumptions on the remaining lives of these assets, or what capital expenditures would be needed to meet its to maintain a profitable business.

The extent of Chevron’s discussion of what the impacts to oil and gas will be from a lower carbon scenario is that oil, gas, and coal consumption will decrease, renewables will increase, oil and gas prices will decrease, and thus oil and gas costs will rise, and revenues will go down.26

Table: Gap Analysis Comparing Chevron Disclosures to Resolution Requests

(Based in part on CTI assessment)24

Climate Change Resilience Report	Page	Why it is not responsive

Commodity and Carbon Prices: “Our comprehensive, proprietary forecasts of commodity prices significantly influence our strategic and business planning. Because price is determined in a competitive marketplace, scenarios are used to reflect market uncertainties, generating multiple price trajectories. Our price outlooks include carbon price forecasts and cover a wide range of oil prices, natural gas prices, and costs of goods and services, among other considerations. These forecasts reflect long-range effects from population and economic growth, renewable fuel penetration, energy efficiency standards, climate-related policy actions, and demand response to oil and natural-gas prices.”

29

This does not provide the forecast oil and gas prices or carbon price, in $, that Chevron used.

In fact, Chevron considers its commodity price assumptions, demand assumptions, and the carbon prices and costs used in its business planning as proprietary.[27] This hampers investors’ understanding of how climate will impact its business. And given that some peers have already been disclosing such assumptions, Chevron’s claim that this information is commercially sensitive loses its weight.

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24 https://carbontracker.org/company-profiles/

25 https://www.chevron.com/-/media/chevron/sustainability/documents/2021-climate-change-resilience-report.pdf p.35.

26 https://www.chevron.com/-/media/chevron/sustainability/documents/2021-climate-change-resilience-report.pdf p. 3, Example 30.

27 https://www.chevron.com/-/media/chevron/sustainability/documents/climate-change-resilience-report.pdf p.29.

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2022 Proxy Memo Chevron | Shareholder Proposal to Report on Impacts of Net Zero 2050 Scenario

Remaining Asset Lives:

Upstream:

"Short- and mid-term impacts (0–10 years): "These short-cycle [unconventional] assets give us the flexibility to respond to commodity price volatility, cash flow, and earnings, even in a hypothetical low-price environment like the IEA’s NZE 2050 scenario."

(re: assets in Kazakhstan, Gulf of Mexico and Nigeria): "strong upstream base... based on investments largely made in the past..."

Long-term impacts (10–plus years): "...post-2030, there would be no new investment in Upstream."

Downstream & Chemicals:

"Short- and mid-term impacts (0–10 years): "...we believe that the Downstream portion of our portfolio would remain resilient through 2030 due to actions we have taken to enhance refinery competitiveness"

Long-term impacts (10–plus years): "...Our investments in biofuels could allow for full refinery conversion to meet the continued demand for these commodities. In addition, tightly integrated value chains in areas, such as the U.S. West Coast, the U.S. Gulf Coast, and Asia, could enable us to pivot these operations to blue and green hydrogen."

35-36

While this may imply remaining asset lives (or fully depreciated assets), Chevron does not specifically identify remaining asset lives (in years or production amounts).

Investors need this information to understand the extent to which the same asset will continue to be used and/or how its life would be impacted (e.g., whether estimated production/ asset life could be shortened and what that means in terms of actual % or years).

Asset retirement obligations: “Lower prices may challenge assets in disadvantaged parts of the supply stack, which may lead to changes in our Upstream portfolio. ..."	36

This may indicate retirement of some assets but gives no real indication of changes to estimated retirement costs, estimated $ amounts, or the extent to which the timing might be accelerated.

AROs are, for some credit ratings agencies, considered “debt-like” obligations and can impact the credit rating of the entity. Since these items are currently provided on a discounted basis in the financial statements, this disclosure is necessary for an understanding of the actual costs the company expects that it will incur.

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2022 Proxy Memo Chevron | Shareholder Proposal to Report on Impacts of Net Zero 2050 Scenario

Impairments: “We do not rely on the NZE 2050 scenario for our business planning. Nonetheless, we have conducted a scenario test of the IEA’s NZE 2050 demand projections, as well as its oil, gas, and carbon price projections, to test against our portfolio.”

Chevron indicated that the “…NZE 2050 scenario’s assumptions relevant to the oil and gas sector are as follows”:

•    “…By 2050, crude oil prices drop to less than $25 per barrel, in real terms, and international gas prices drop to $2–$5 per mmbtu, in real terms. …By 2050, carbon prices rise to $250 per tonne CO2e in advanced economies, $200 in China, Russia, Brazil, and South Africa, and $55 in other emerging-market and developing economies.”

Chevron also indicated that, in the absence of certain info in the IEA NZE 2050, it used:

•    regional demand information from IEA SDS ("as a guide to interpolate from the available NZE 2050 information to create the regional input estimates necessary to run the scenario)".

•    its own “…extremely aggressive growth of CCUS, offsets, hydrogen, renewable fuels, and renewable natural gas.”

•    “Refining and petrochemicals margins were decreased by the percentage change in Brent prices relative to our 2021 Business Plan price forecast.”

•    “Marketing volumes were based on regional gasoline and diesel demand.”

33-36

This does not provide a $ impact on existing asset valuations.

Additionally, this is a scenario test, not a sensitivity of Chevron's current balance sheet items to the IEA NZE inputs, as requested by the proposal. Chevron itself recognises that a scenario and sensitivity are not the same: "A scenario is a hypothetical construct that uses assumptions and estimates to highlight central elements of a possible future, but is not a forecast, prediction, or sensitivity analysis." [28]

Chevron provides no information about the $ effects on existing assets, which are on the balance sheet today.

Impairments are non-cash charges to the balance sheet, but they result in a write down of asset values and can change various asset/liability ratios. Impairments can also act as a signal to investors that companies may not be able to recover the capital invested in such assets. Chevron does not disclose the commodity prices or carbon prices currently used in estimating future cash inflows to test for asset impairment, nor the commodity price used to designate what qualified as a reserve for the current impairment testing.

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28 https://www.chevron.com/-/media/chevron/sustainability/documents/climate-change-resilience-report.pdf, p.32

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2022 Proxy Memo Chevron | Shareholder Proposal to Report on Impacts of Net Zero 2050 Scenario

Capital Expenditures: “Capital-project approvals: Individual investments are developed, approved, and implemented in the context of the strategic plan, segment-specific business plans, and commodity price forecasts. ... Our final investment decisions are guided by a strategic assessment of the business landscape. ... Our internal carbon-price forecast and derived carbon costs are considered in the economic evaluations supporting major capital-project appropriations. In addition, a number of GHG-related factors are considered in project-appropriation assessments, such as:

•    The annual profile of anticipated project GHG emissions and emissions intensity (both Scope 1 and 2)

•    The identification and assessment of the options for reducing GHG emissions and optimizing carbon intensity.”

"Business-development screening: We continue to enhance our screening processes to assess opportunities for portfolio fit, including assessing energy-transition opportunities and current and future opportunities’ impact on the carbon intensity of our portfolio."

31	This does not provide investors with the $ breakdown of CAPEX by type of asset or activity.

5. Chevron lags peers on accounting disclosures.

Chevron lags its peers in failing to disclose many of the inputs underpinning its financial statements, which would assist shareholders in comparing current financial statements to the IEA NZE. For instance, Chevron does not provide the dollar carbon price, forecast oil and gas prices in dollars, and cost assumptions used in preparing its financial statements. In contrast oil majors Royal Dutch Shell (Shell), bp, Equinor, and TotalEnergies (Total), all disclose assumed oil and gas prices which provides investors with actionable information regarding their divergence from those provided in the IEA NZE.

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2022 Proxy Memo Chevron | Shareholder Proposal to Report on Impacts of Net Zero 2050 Scenario

In 2020, bp, Shell, and Total altered and disclosed their future commodity price assumptions for oil and natural gas based in part on climate related indicators. bp noted that its approximately $24bn in write-downs was largely due to revised price assumptions driven in part by the energy transition, providing an indication of remaining useful lives of upstream and downstream assets.29 Shell reduced refining margins by 30% triggering a $6.5bn impairment to its manufacturing, supply, and distribution assets (to a revised carrying value of $50bn), and recognized nearly $1.0bn in decommissioning and restoration provisions for shorter-lived facilities in its Oil Products segment as a result of the energy transition.30 Total’s nearly $7.0bn impairment of its oil sands assets partly related to its new Climate Ambition. Some peers provided disclosures for other types of inputs that they used. Repsol S.A. disclosed the near and long-term CO2 prices that it used in its 2020 asset impairment tests.31 Eni S.p.A. provided a range of discount rates, total estimated time period, and a break-down of the timing of estimated undiscounted future costs of decommissioning obligations.32 Although Chevron applies a price of carbon, it does not provide the dollar carbon price or carbon costs assumptions that Chevron uses in its financial statements.

In 2021, Shell increased near term commodity prices but held oil and gas prices from 2023 steady. In its financial statements it included property, plant and equipment sensitivities to different climate scenarios and an impairment sensitivity to changes in commodity price assumptions.33 bp increased the short-term but decreased long-term oil prices as “bp's management expects an acceleration of the pace of transition to a lower carbon economy.”34

In 2020 bp’s auditor Deloitte compared the company’s revised price assumptions against third-party forecasts including Paris 2 degree Celsius scenarios. Deloitte commented that the assumptions were broadly consistent with achieving the goals of the Paris Agreement.35 Shell’s auditors identified in its 2020 report that the energy transition would impact the estimation of future refining margins to evaluate the recoverability of refineries.36 In 2021 Ernst & Young compared Shell’s oil and gas prices to those included in the IEA NZE.37

Other U.S. companies have also made progress in reporting assumptions. For example, Devon Energy Corporation38 disclosed information on the oil and gas price assumptions that it used in its 2020 impairment testing. Occidental Petroleum39 and ConocoPhillips40 also include commodity price information they used for impairment testing in their quarterly report. Marathon Oil recently agreed to provide shareholders with a quantitative analysis of the IEA Net Zero by 2050 pathway and its impact on the company’s financial position and underlying assumptions in exchange for a withdrawal of a shareholder proposal.41

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29 bp Annual Report and Form 20-F 2020, https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/investors/bp-annual-report-and-form-20f-2020.pdf, Includes $12.9bn related to Upstream assets, $0.8bn related to Downstream assets and $9.9bn related to Exploration and Appraisal expenditure, pp. 160, 166,179, 191, 261-261.

30 Shell, Form 20-F 2021, https://sec.report/Document/0001306965-21-000025/, March 11, 2022, p. 223.

31 Repsol, S.A., Annual Financial Report 2020-Financial Statements, https://www.repsol.com/content/dam/repsol-corporate/es/accionistas-e-inversores/pdf/hr18022021-repsol-sa-consolidated-annual-financial-report.pdf, 2020, p. 52.

32 Eni SpA, Annual Report 2020, https://www.eni.com/assets/documents/eng/reports/2020/Annual-Report-2020.pdf, March 18, 2021, pp. 241, 262.

33 Shell, Form 20-F 2021, https://sec.report/Document/0001306965-21-000025/, March 11, 2022, pp. 219-221.

34 bp, “Fourth Quarter and Full Year 2021” (unaudited) https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/investors/bp-fourth-quarter-2021-results.pdf bp’s audited 2021 financial statements and additional information for TotalEnergies 2021 financial statements, were not yet available at the time of this briefing. p. 20.

35 bp, “Annual Report and Form 20-F 2020,” https://sec.report/Document/313807/000162828020003753/a31122019bp20fdoc.htm, filed March 3, 2020.

36 Shell, “Annual Report and Form 20-F 2020,” https://sec.report/ix?doc=/Document/1306965/000130696520000014/royaldutchshell20-f2019.htm, filed March 12, 2020.

37 Shell, “Annual Report and Accounts 2021,” https://reports.shell.com/annual-report/2021/, March 2022, p. 22.

38 Devon Energy Corporation, Form 10-K, https://d18rn0p25nwr6d.cloudfront.net/CIK-0001090012/a8a62679-53ed-494e-8149-2ce227a4fac0.pdf, for the year ended December 31, 2021, p. 68.

39 Occidental Petroleum Corporation, Form 10-Q 2020, https://www.sec.gov/ix?doc=/Archives/edgar/data/797468/000079746820000027/oxy-20200630.htm, Note 7, filed August 10, 2020, p.21.

40 ConocoPhillips, Form 10-Q 2020, https://www.conocophillips.com/investor-relations/sec-filings/, Note 14, filed May 5, 2020, p. 19.

41 As You Sow, “Marathon Oil Corp: Net Zero Scenario analysis or disclose critical climate financial assumptions,” https://www.asyousow.org/resolutions/2021/12/15-marathon-oil-net-zero-scenario-analysis, December 17, 2021.

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2022 Proxy Memo Chevron | Shareholder Proposal to Report on Impacts of Net Zero 2050 Scenario

The increasing number of companies disclosing data in line with the Proposal demonstrates that meaningful and actionable information is available, reasonable, and not onerous to obtain or expect. In fact, Chevron argues in its Opposition Statement that the information requested by the Proponent has already been published, not that it is impractical or unachievable.

RESPONSE TO CHEVRON BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Chevron states that it has already substantially addressed the request of this proposal. Chevron states that it tested its portfolio using the IEA NZE 2050 demand and commodity price projections and reported the results of this scenario in its updated Climate Change Resilience Report in October 2021. However, as discussed earlier in this memo, Chevron does not fully examine the impacts of the IEA NZE scenario on its own business and does not give a quantitative analysis of its impact.

Chevron’s Corporate Audit department conducted a non-rated assurance review of the NZE 2050 scenario analysis and determined that the analysis was conducted in accordance with established internal process and emerging external guidance. However, obtaining an assurance review from an internal audit team does not sufficiently respond to the request of the proposal because: (1) this does not provide an external assessment of this information (the internal audit team is part of Chevron), and is therefore not independent, and (2) an assurance review has a lower level of stringency than an audit. Additionally, since the Climate Change Resiliency Report fails to quantitatively address the impact to its financial statement for Chevron’s core fossil fuel segments, any assurance provided fails to give investors confidence on this matter.

Chevron states, “We regularly analyze alternative scenarios to stress-test our portfolio, and we integrate those learnings to help us remain competitive and resilient in any environment. This information is confidential and competitively secret.” Commercial sensitivity concerns do not outweigh the investor interest in understanding the assumptions upon which its financial statements are based and/or the impact of the Paris-aligned Net Zero pathway set forth by the IEA. Additionally, some peers in Europe and Canada disclose the inputs that they use, belying the argument that such information is commercially sensitive. Not disclosing this information simply deprives U.S. market investors of information available in other jurisdictions and the ability to compare climate risks and impacts across companies. At a minimum, investors are entitled to know what material assumptions were used in constructing the financial statements. Without this information, investors cannot determine the extent to which Chevron is including climate change risk considerations in the impairment testing of its assets, if at all, nor what the impact of the ongoing Net Zero transition will be.

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2022 Proxy Memo Chevron | Shareholder Proposal to Report on Impacts of Net Zero 2050 Scenario

CONCLUSION

Vote “Yes” on this Shareholder Proposal to Report on Impacts of the Net Zero by 2050 Scenario. Chevron has not adequately addressed how the assumptions of the NZE2050 would impact its own financial assumptions and financial standing. Chevron’s lack of transparency on its commodity price projections, other key financial assumptions, and the quantitative impacts of how the IEA NZE scenario would impact its business, leaves investors in the dark. We urge a “Yes” vote.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

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